UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Semtech Corporation

(Exact name of the registrant as specified in its charter)

Delaware	1-6395	95-2119684
(State or other jurisdiction of incorporation of organization)	(Commission File Number)	(IRS Employer Identification No.)

Delaware

200 Flynn Road
Camarillo, California	93012-8790
(Address of Principal Executive Offices)	(Zip Code)

Charles B. Ammann	805-498-2111
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Semtech Corporation (together with its controlled subsidiaries, “Semtech” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule”). The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality of production of those products.  Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, collectively defined as the “Covered Countries.”

Semtech is a global supplier of high performance analog and mixed-signal semiconductor products. We design, develop and market a wide range of products for commercial applications, the majority of which are sold into the enterprise computing, communications, high-end consumer and industrial end-markets. Our products are designed into a wide variety of end applications, including base stations, optical networks, datacenters, storage networks and computers and computer peripherals.  Our products are also designed into wireless local area network communication infrastructure equipment, smartphones and other handheld products, set-top boxes, digital televisions, broadcast studio equipment, automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, video security and surveillance and other industrial equipment. The end-customers for our products are primarily original equipment manufacturers that produce and sell electronics.

As a semiconductor manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them. As a result, we know that many of our products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products.  Although many of our products contain these conflict minerals, we do not purchase ore or unrefined conflict minerals from mines and are many steps removed in the supply chain from the mining process. Semtech is considered a “fabless” semiconductor manufacturer since we outsource the manufacture of most of our products to third party fabrication facilities that are responsible for purchasing many of the raw materials necessary to the functionality or production of our products.  We purchase the remainder of the materials used in our products from a large network of suppliers. The origin of the conflict mineral content of our products cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other minerals containing derivatives. The smelters and refiners are consolidating points for ore and are in the best position in our supply chain to know the origin of the ores. We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Semtech has concluded in good faith that during 2013,

(a)                                 Semtech has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

(b)                                 Based on a reasonable country of origin inquiry (“RCOI”), Semtech knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

For 2013, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the standard Conflict Minerals reporting template (“CMRT”) established by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Substainability Initiative (“GeSI”) and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, turnkey and assembly service provider, and material suppliers.  The CMRT requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Semtech. We compared the smelters and refiners identified in the surveys against the lists of facilities which have received a “conflict free” designation by the Conflict-Free Smelter Program (“CFSP”) organized by the EICC and GeSI.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2013, filed as Exhibit 1.02 hereto, are publicly available at http://investors.semtech.com/ and http://www.semtech.com/quality/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01.                Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2014	SEMTECH CORPORATION

	By:	/s/ Emeka Chukwu
Emeka Chukwu
Chief Financial Officer